





UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66657 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequence Financial Specialists, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1505 King St Ext Suite 200
(No. and Street)

| Charleston | SC | 29405 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Michael Grady 843-853-8222
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser & Company, LLC
(Name – *if individual, state last, first, middle name*)

| 149 East Bay Street | Charleston | SC | 29401 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, W. Michael Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequence Financial Specialist LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Notary Public

ANDREA J. GRAHAM NOTARY PUBLIC My Commission Expires 02-24-2025 STATE OF SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

**SEQUENCE FINANCIAL SPECIALISTS LLC**
CHARLESTON, SOUTH CAROLINA

**AUDITED FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

GLASER + COMPANY
certified public accountants

**SEQUENCE FINANCIAL SPECIALISTS LLC**
**AUDITED FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

## TABLE OF CONTENTS          Page

GLASER + COMPANY
certified public accountants

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
Sequence Financial Specialists LLC
Charleston, South Carolina

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Sequence Financial Specialists LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in member's equity, statement of changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sequence Financial Specialists LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Sequence Financial Specialists LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCOAB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental schedules I to III on pages 11 to 14 have been subjected to audit procedures performed in conjunction with the audit of Sequence Financial Specialists LLC's financial statements. The supplemental information is the responsibility of Sequence Financial Specialists LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, supplemental schedules I to III on pages 11 to 14 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Glaser and Company, LLC

We have served as the Sequence Financial Specialists LLC's auditor since 2007.
Glaser and Company, LLC
Charleston, South Carolina
February 18, 2019

Glaser and Company, LLC
149 East Bay Street, Suite 200, Charleston, South Carolina 29401
www.glasercompany.com | P 843.849.0655 | F 843.872.0533 |

**SEQUENCE FINANCIAL SPECIALISTS LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2018**

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,044,547 |
| Prepaid contract fees and other assets | | 71,923 |
| Accounts receivable | | 17,922 |
| Property and equipment, net of accumulated depreciation of $26,045 | | 10,394 |
| **Total Assets** | $ | 1,144,786 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| LIABILITIES: | | |
| Accounts payable | $ | 32,276 |
| Accrued expenses | | 18,165 |
| **Total Liabilities** | | 50,441 |
| MEMBER'S EQUITY: | | |
| Membership Interest | | 1,094,345 |
| **Total Liabilities and Member's Equity** | $ | 1,144,786 |

See accompanying notes to financial statements.

**SEQUENCE FINANCIAL SPECIALISTS LLC**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Commissions | $ | 2,938,826 |
| Management and advisory fees | | 82,154 |
| | | 3,020,980 |
| **EXPENSES:** | | |
| Direct client expenses | | 1,434,383 |
| Exclusive placement contract fees | | 500,963 |
| Contract labor | | 251,477 |
| Occupancy | | 35,142 |
| Regulatory fees | | 128,425 |
| Office | | 42,356 |
| Website | | 2,112 |
| Professional fees | | 16,998 |
| Insurance | | 24,775 |
| Advertising and marketing | | 4,369 |
| Travel and entertainment | | 23,745 |
| Other expenses | | 15,960 |
| Bad debt recovery | | (116,102) |
| | | 2,364,603 |
| Income from operations | | 656,377 |
| **Other Income** | | |
| Interest income | | 1 |
| Total other income | | 1 |
| **Net Income** | $ | 656,378 |

**SEQUENCE FINANCIAL SPECIALISTS LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

| | | |
|---|---|---|
| **Member's Equity, Beginning of Year** | $ | 987,967 |
| Net income | | 656,378 |
| Member's distributions | | (550,000) |
| **Member's Equity, End of Year** | $ | 1,094,345 |

See accompanying notes to financial statements.

**SEQUENCE FINANCIAL SPECIALISTS LLC**
**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED**
**TO CLAIMS OF GENERAL CREDITORS**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

| | | |
|---|---|---|
| Balance, Beginning of Year | $ | - |
| Increases | | - |
| Decreases | | - |
| Balance, End of Year | $ | - |

**SEQUENCE FINANCIAL SPECIALISTS LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

| | | |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Cash received from customers | $ | 3,189,838 |
| Cash paid to suppliers and contractors | | (2,017,623) |
| Interest received | | 1 |
| Net cash provided by operating activities | | 1,172,216 |
| **Cash Flows from Investing Activities:** | | |
| Purchase of property and equipment | | (8,642) |
| Net cash used for investing activities | | (8,642) |
| **Cash Flows from Financing Activities:** | | |
| Member's distributions | | (550,000) |
| Net cash used for financing activities | | (550,000) |
| **Net Increase in Cash and Cash Equivalents** | | 613,574 |
| **Cash and Cash Equivalents, Beginning of Year** | | 430,973 |
| **Cash and Cash Equivalents, End of Year** | $ | 1,044,547 |

**Reconciliation of Net Income to Net Cash Provided by Operating Activities:**

| | | |
|---|---|---|
| **Net Income** | $ | 656,378 |
| **Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:** | | |
| Depreciation | | 4,195 |
| Bad debts | | 3,155 |
| Change in operating assets and liabilities | | |
| Change in allowance for bad debts | | (116,845) |
| (Increase) decrease in: | | |
| Prepaid contract fees and other assets | | 465,424 |
| Accounts receivable | | 168,856 |
| Increase (decrease) in: | | |
| Accounts payable | | (6,186) |
| Accrued expenses | | (2,761) |
| Total adjustments | | 515,838 |
| **Net Cash Provided by Operating Activities** | $ | 1,172,216 |

See accompanying notes to financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sequence Financial Specialists LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

**Organization and Nature of Business**
Sequence Financial Specialists LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary lines of business are providing access to capital for alternative investments including serving as the managing broker dealer for such investments; serving as intermediary for mergers and acquisitions and special financing needs and debt restructuring; serving as an administrative service provider to regional centers and direct pooled investments for EB-5 transactions; and serve as referring broker dealer for EB5 transactions involving foreign investors. The Company is a South Carolina Limited Liability Company.

The Company operates under the provisions of Paragraphs (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers.

**Limited Liability Company**
The member of Sequence Financial Specialists LLC has limited liability.

**Cash and Cash Equivalents**
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits and may, at times, be in excess of those limits. The Company had $794,547 in cash balances in excess of FDIC coverage at December 31, 2018. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

**Accounts Receivable**
Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

**Prepaid Contract Fees and Other Assets**
Prepaid contract fees and other assets primarily is comprised of prepaid contract placement fees totaling $40,550 for services to be performed in the 2019 fiscal year.

1.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED**

**Property and Equipment**
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated methods over estimated useful lives of related assets. Depreciation expense for the year ended December 31, 2018 was $4,195.

**Advertising**
The Company expenses advertising costs as they are incurred. For the year ended December 31, 2018, Sequence Financial Specialists LLC had $4,369 in advertising expenses.

**Revenue Recognition**
Consulting fees are substantially reported based on an hourly rate (or other arranged billing schedule) and billed on a monthly basis and recognized in the period of service. Merger and acquisition success fee engagements have initial upfront fees which are recognized under the terms of the contract. Any other fees are success based and are recognized at the close of the transaction when considered earned. Private placement fees are generally for real estate transactions that have been on a min/max basis to date; therefore, no fees are earned or recorded until the minimum is reached and a closing occurs. All payments are received at closing. Fees for EB-5 transactions are earned at various stages based on the approval process for the foreign investor. Revenue recognition occurs when such approval for each stage is complete.

**Income Taxes**
The Company was established as a Limited Liability Company (LLC), which, in lieu of corporate income taxes, the member of an LLC is taxed on its proportionate share of the Company's taxable income.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax position is adjusted when new information is available, or when an event occurs that requires a change. Management has considered this guidance and there was no impact to these financial statements associated with this consideration.

2.  **CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES**

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include collectability of accounts receivable, amounts due from related parties and depreciable lives and depreciation methods for fixed assets. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. The effect of this change would be material to the financial statements.

**Concentration in Business**
During the year ended December 31, 2018, 94% of the Company's operating revenue came from one customer; no outstanding accounts receivable due from this customer at December 31, 2018. Due to the nature of the Company's business, it is reasonably possible that the loss of a customer or the default on receivables due from customers could have an adverse effect on the Company's results of operations and financial condition.

SEQUENCE FINANCIAL SPECIALISTS LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

## 2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES - CONTINUED

**Contingencies**

On December 27, 2017, the Company, and four other defendants, were named in a complaint filed in the United States Bankruptcy Court for the District of South Carolina. Counsel for the Company has reviewed the Trustee's complaint and, in response, filed a motion to dismiss that Counsel believes is supported by strong legal arguments. The claim is in the early stage of the proceeding, and counsel is unable to predict the likelihood of an adverse result to the Company or, if there was an adverse result, the range of possible damages that could be awarded. Based upon this position, the Company has not provided an accrual for this contingency at December 31, 2018.

**Industry and Regulatory Requirements**

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business.

**Indemnifications**

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on the historical trends the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 are as follows:

| | | |
|---|---|---|
| Software | $ | 8,457 |
| Office equipment & furniture | | 27,982 |
| | | 36,439 |
| Accumulated depreciation | | (26,045) |
| Net property and equipment | $ | 10,394 |

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and limits the ratio of aggregate indebtedness to net worth. At December 31, 2018, the Company had net capital of $994,106, which was in excess of the required net capital balance.

## 5. RECENT PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. Subsequently, in August 2015, the FASB issued ASU 2015-14, which delayed the effective date for nonpublic companies to annual periods beginning after December 15, 2018. The Company is currently evaluating the impact adopting this guidance will have on its financial position, results of operations, and cash flows.

## 6. SUBSEQUENT EVENTS

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2018, through February 18, 2019, which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.

## SEQUENCE FINANCIAL SPECIALISTS LLC
## SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
## DECEMBER 31, 2018

| | | |
|---|---|---|
| **Aggregate Indebtedness:** | | |
| Accounts payable and accrued expenses | $ | 50,441 |
| Total aggregate indebtedness: | $ | 50,441 |
| **Net Capital:** | | |
| Member's equity | $ | 1,094,345 |
| Adjustments to net capital: | | |
| Accounts receivable, net | | (17,922) |
| Prepaid contract fees and other assets | | (71,923) |
| Property and equipment, net | | (10,394) |
| **Net Capital, as defined** | | 994,106 |
| **Minimum Net Capital Requirement** | | 5,000 |
| **Net Capital in Excess of Requirement** | $ | 989,106 |
| **Ratio of Aggregate Indebtedness to Net Capital** | | 5.07% |

See Report of Independent Registered Public Accounting Firm.

**SEQUENCE FINANCIAL SPECIALISTS LLC**
**SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 - CONTINUED**
**DECEMBER 31, 2018**

| | UNAUDITED | | | |
|---|---|---|---|---|
| | Per FOCUS Report | | Difference from Audited Financial | |
| **Aggregate Indebtedness:** | | | | |
| Accounts payable and accrued expenses | $ | 50,441 | $ | - |
| Total aggregate indebtedness: | $ | 50,441 | $ | - |
| **Net Capital:** | | | | |
| Member's equity | $ | 1,094,345 | $ | - |
| Adjustments to net capital: | | | | |
| Non-allowable assets | | 100,239 | | - |
| **Net Capital, as defined** | | 994,106 | | - |
| **Minimum Net Capital Requirement** | | 5,000 | | - |
| **Net Capital in Excess of Requirement** | $ | 989,106 | $ | - |
| **Ratio of Aggregate Indebtedness to Net Capital** | | 5.07% | | |

*The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Sequence Financial Specialists LLC on X-17a-5. Accordingly, no reconciliation is necessary.*

**SEQUENCE FINANCIAL SPECIALISTS LLC**
**SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)**
**DECEMBER 31, 2018**

Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Sequence Financial Specialists LLC at and for the year ended December 31, 2018.

**SEQUENCE FINANCIAL SPECIALISTS LLC**
**SCHEDULE III– INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)**
**DECEMBER 31, 2018**

Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Sequence Financial Specialists LLC at and for the year ended December 31, 2018.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sequence Financial Specialists, LLC
Charleston, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sequence Financial Specialists LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sequence Financial Specialists LLC claimed an exemption from 17 C.F .R. §240.15c3-3 ((2)(i)) (the "exemption provisions") and (2) Sequence Financial Specialists LLC stated that Sequence Financial Specialists LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sequence Financial Specialists LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included inquiries and other required procedures to obtain evidence about Sequence Financial Specialists LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Glaser and Company, LLC*

Glaser and Company, LLC
Charleston, South Carolina
February 18, 2019

# Sequence Financial Specialists, LLC

1505 King St Ext Suite 190C / Charleston, SC 29405

843-853-8222

## Sequence Financial Specialists, LLC Exemption Report

Sequence Financial Specialists, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)*(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

**Sequence Financial Specialists, LLC**

I, Michael Grady, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

W. Michael Grady, Senior Managing Director

January 5, 2019